EXHIBIT 99.106

CONSENT OF MICHAEL G. HESTER

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F/A being filed by Mercator Minerals Ltd. (the “Corporation”) with the United States Securities and Exchange Commission in connection with (1) the “NI 43-101 Technical Report El Pilar Project” dated April 27, 2009 (the “El Pilar Report”), (2) the annual information form of the Corporation dated March 31, 2010, (3) the annual information form of the Corporation dated March 31, 2011 and (4) the El Pilar Project 43-101F1 Technical Study Report, Feasibility Study dated November 9, 2011 (the “Feasibility Report”), which includes reference to my name in connection with information relating to the El Pilar Report and the Feasibility Report and the properties described therein.

Date:  December 7, 2011

/s/ Michael G. Hester MICHAEL G. HESTER